Tupperware Brands Corporation
14901 South Orange Blossom Trail
Orlando, FL 32837

December 5, 2011
VIA EDGAR & FACSIMILE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Craig E. Slivka

Re:	Tupperware Brands Corporation
Registration Statement on Form S-4 (File No. 333-177643)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tupperware Brands Corporation (the “Company”) hereby requests, on its behalf and on behalf of the additional registrant named in the Registration Statement (as defined below) (such additional registrant, together with the Company, the “Co-Registrants”), that its Registration Statement on Form S-4 (File No. 333-177643), as amended (the “Registration Statement”), be declared effective at 4:00 p.m., Washington, D.C. time, on December 7, 2011, or as soon thereafter as practicable.
In connection with the acceleration of the declaration of effectiveness of the Registration Statement, the undersigned hereby acknowledges on behalf of the Co-Registrants that:

1.
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Co-Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.
the Co-Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this matter, please contact Thomas M. Roehlk at (407) 826-4514.

*****

Very truly yours,
TUPPERWARE BRANDS CORPORATION

By:     /s/ Thomas M Roehlk
Name: Thomas M. Roehlk
Title: Executive Vice President, Chief Legal Officer and Secretary